October 7, 2011                                                                                                                     VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
UNITED STATES SECURITY AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street NE
Washington, DC  20549

Re:           Cord Blood America, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Amendment No. 1 to Form 10Q for Fiscal Quarter Ended June 30, 2011
Filed September 6, 2011
File No. 000-50746

Dear Ms. Jenkins:

Representatives from Cord Blood America, Inc. (CBAI), and our Auditors, Rose Snyder and Jacobs, participated in a call on October 4, 2011, 4:00 pm EST with Brian Bhandari, Raj Rahan and Blaise Rhodes of the United States Security and Exchange Commission (SEC).

CBAI Attendees	Rose, Snyder & Jacobs Attendees
Matthew Schissler – CEO	Shana Blitz – Partner
Joseph Vicente – COO	Alan Kazden – Partner
Stephen Morgan – General Counsel
Bart Chamberlain - Controller

The purpose of the call was to provide further clarification to the Correspondence and 10Q/A No. 2 we filed on September 6, 2011.  More specifically, additional detail was needed to explain how the JMJ notes provide liquidity to CBAI.  A summary of that telephone conversation is provided below; with a more detailed explanation in the disclosure CBAI plans to file with the Company’s 10Q for the third quarter.

Summary Discussion
The discussion began with a summary explanation of each of two notes that form the Agreement between CBAI and JMJ; (1) “Secured and Collateralized Promissory Note” which is a promise from JMJ to CBAI to provide a fixed amount of funding by maturity and, (2) “Convertible Promissory Note” which is held by JMJ and requires repayment in full by maturity from CBAI.

Liquidity is formed when funds are advanced by JMJ to CBAI, and the subsequent repayment of that obligation by CBAI to JMJ is provided for via conversion into shares of CBAI common stock or delayed until maturity when the balance is due in cash.  It was also noted that both the timing of the advance of funding by JMJ and the timing and decision to convert into CBAI common stock for repayment up to the total amount advanced are at the option of JMJ, although customary.

10Q for Fiscal Quarter Ended September 30, 2011
Note 4. Commitments and Contingencies

JMJ Financial

On January 12, 2011, JMJ Financial (“JMJ”), a private investor, issued and delivered to the Company a $1,000,000 “Secured & Collateralized Promissory Note,” (the “JMJ Note”).  The JMJ Note bears interest in the form of a one-time interest charge of 10.5%, and interest is payable with the JMJ Note’s principal balance on its maturity date of January 12, 2014.  The JMJ Note is secured by JMJ assets in the form of a money market fund or similar equivalent having a value of at least $1,000,000.  Concurrently, the Company issued a $1,050,000 “Convertible Promissory Note” (the “2011 Note”) to JMJ.  The 2011 Note bears interest in the form of a onetime interest charge of 10%, payable with the Note’s principal amount on the maturity date, January 12, 2014. The net difference between the JMJ Note and the 2011 Note, $50,000, represents a discount.

No mandatory principal or interest payments are due on the JMJ Note until its maturity date.  However, voluntary prepayments at the option of JMJ are customary and provide the Company with access to liquidity and working capital as amounts are advanced under the JMJ Note.  At the option of JMJ, at any time, the 2011 Note principal and interest is convertible only into shares of the Company’s common stock, originally fixed at a per share conversion price equal to 85% of the average of the 5 lowest traded prices for the Company’s common stock in the 20 trading days previous to the effective date of each such conversion. If no such conversions are made, the principal and interest amount is due and payable in cash on the maturity date.

Under a previous outstanding Convertible Promissory Note having similar terms as described above and issued to JMJ and funded by JMJ in the amount of approximately $1,750,000 (the “Earlier Notes”), the Company was obligated to deliver common shares which could be placed into the Automated System for Deposits and Withdrawals of Securities (known as “DWAC”). At present the DWAC system is not available to Company shareholders for newly issued shares of the Company’s common stock. As a result of this breach, on February 8, 2011, the Company entered into a settlement agreement with JMJ which contained the following term, among others including changing the discount rate to 25%, in which the Company agreed to pay $671,385 to JMJ, both as liquidated damages to JMJ, and in consideration for an additional $1 million in financing, which has been added to the principal amount of the Earlier Note.
If you have any questions, please contact me at 702.941.7250.

Sincerely,

Matthew L. Schisssler
Chairman and Chief Executive Officer
Cord Blood America, Inc.